March 19, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Erin Purnell

Re:	Artemis Strategic Investment Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed March 3, 2021 File No. 333-253092

Dear Ms. Purnell:

On behalf of our client, Artemis Strategic Investment Corporation (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 10, 2021, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-253092) filed with the Commission on March 3, 2021 (the “Registration Statement”).

The Company has filed via EDGAR its Amendment No. 2 to its Registration Statement (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information.

We have set forth below the comments of the Staff in bold and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Registration Statement on Form S-1

General

1.	We note that you are registering the shares of Class A common stock underlying the warrants included as part of the units. However, we note also your disclosure on pages 16 and 61 that you are not registering the Class A common stock issuable upon exercise of the warrants. Please revise.

Response: The Company has revised its disclosures on pages 16 and 61 to provide that the Class A common stock underlying the warrants included as part of the units is being registered.

March 19, 2021

Provisions in our second amended and restated certificate of incorporation, page 67

2.	We note that your disclosure that the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 10.1 of your second amended and restated certificate of incorporation provides that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act of 1933. Please revise your disclosure so that it is consistent with the scope of provision 10.1 of your second amended and restated certificate of incorporation.

Response: The Company has revised its disclosure on page 67, and corresponding disclosure on page 141, of the Form S-1 so that it is consistent with the scope of provision 10.1 of the Company’s second and third amended and restated certificates of incorporation.

* * *

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Gary Kashar

cc:	Tom Granite, Artemis Strategic Investment Corporation

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